UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number          000-29103
STATS ChipPAC Ltd.

(Exact name of registrant as specified in its charter)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(+65) 6824-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, no par value
6.75% Senior Notes due 2011
7.5% Senior Notes due 2010
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☑	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     A. STATS ChipPAC Ltd., formerly known as ST Assembly Test Services Ltd (the “Company”), first incurred the duty to file reports under section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 25, 2000, following the filing of a registration statement relating to its ordinary shares (the “Ordinary Shares”) on Form 8-A (File No. 000-29103) with the U.S. Securities and Exchange Commission (the “Commission”) on the same date.
     B. The Company has filed or submitted all reports required under section 13(a) and section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed annual reports under section 13(a) of the Exchange Act since fiscal year 1999.
Item 2. Recent United States Market Activity
     The Ordinary Shares have not been sold in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (the “Securities Act”), since August 2004, including during the 12-month period preceding the filing of this Form 15F. The offering in August 2004 related to the offering and issuance of American Depositary Shares (“ADSs”), each representing ten Ordinary Shares, in connection with the merger of ST Assembly Test Services Ltd and ChipPAC, Inc. pursuant to the Company’s registration statement on Form F-4 filed with the Commission on April 6, 2004 (File No. 333-114232), as amended. Following the consummation of the merger, ST Assembly Test Services Ltd changed its name to STATS ChipPAC Ltd.
     The Company’s 6.75% Senior Notes due 2011 (the “2011 Notes”) have not been sold in the United States in a registered offering since April 2005, including during the 12-month period preceding the filing of this Form 15F. The offering in April 2005 related to an exchange offer pursuant to which the Company issued the 2011 Notes in exchange for substantially identical notes that it had originally issued in a private placement. The exchange offer was made pursuant to the Company’s registration statement on Form F-4 filed with the Commission on March 22, 2005 (File No. 333-123480), as amended.
     The Company’s 7.5% Senior Notes due 2010 (the “2010 Notes”) have not been sold in the United States in a registered offering since October 2005, including during the 12-month period preceding the filing of this Form 15F. The offering in September 2005 related to an exchange offer pursuant to which the Company issued the 2010 Notes in exchange for substantially identical notes that it had originally issued in a private placement. The exchange offer was made pursuant to the Company’s registration statement on Form F-4 filed with the Commission on September 2, 2005 (File No. 333-128061).
Item 3. Foreign Listing and Primary Trading Market
     A. The primary trading market for the Ordinary Shares is the Singapore Exchange Securities Trading Limited (the “SGX-ST”) in Singapore.
     B. The Ordinary Shares were listed on the SGX-ST on January 31, 2000. The Company has maintained a listing of the Ordinary Shares on the SGX-ST since the date of listing, including for the 12-month period preceding the filing of this Form 15F.
     C. During the 12-month period from May 1, 2008 through April 30, 2009, 96.40% of the trading in the Ordinary Shares occurred on the SGX-ST.
Item 4. Comparative Trading Volume Data
     A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 1, 2008 and April 30, 2009, respectively (the “Trading Period”).
     B. During the Trading Period, the average daily trading volume (the “ADTV”) of the Ordinary Shares in the United States was 19,826 and on a worldwide basis was 550,677.
     C. During the Trading Period, the ADTV for the Ordinary Shares in the United States as a percentage of the ADTV for the Ordinary Shares on a worldwide basis was 3.60%.

     D. The Company voluntarily terminated the listing of its ADSs on the Nasdaq Global Select Market effective December 31, 2007. As of December 31, 2007, the ADTV of the Ordinary Shares, including those represented by ADSs, in the United States as a percentage of the ADTV for the Ordinary Shares, including those represented by ADSs, on a worldwide basis for the preceding 12-month period was 34.89%.
     E. The Company terminated its American Depositary Receipt facility effective April 30, 2008. As of April 30, 2008, the ADTV of the Ordinary Shares, including those represented by ADSs, in the United States as a percentage of the ADTV for the Ordinary Shares, including those represented by ADSs, on a worldwide basis for the preceding 12-month period was 17.91%.
     F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are: (1) the SGX-ST for SGX-ST trading volume information, and (2) Bloomberg L.P. for United States trading volume information.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     As of May 6, 2009, there were 88 record holders of the 2011 Notes who were United States residents and 106 record holders of the 2010 Notes who were United States residents, in each case as determined by the Company in accordance with Rule 12h-6(e).
     The Company has relied upon the assistance of Mackenzie Partners, Inc. to determine the number of holders of the 2011 Notes and 2010 Notes who were United States residents.
Item 7. Notice Requirement
     A. The Company published notice of its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act in a press release dated May 22, 2009.
     B. The press release dated May 22, 2009 described above was disseminated via the Marketwire service and published on the Company’s website, www.statschippac.com, in each case on May 22, 2009. A copy of the press release is attached hereto as Exhibit 10.1 to this Form 15F.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     The Company intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.statschippac.com.
PART III
Item 10. Exhibits
     Exhibit 10.1. Press release dated May 22, 2009.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:
     Pursuant to the requirements of the Securities Exchange Act of 1934, STATS ChipPAC Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, STATS ChipPAC Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	May 22, 2009

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